UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F
               Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑

Deutsche Bank: Contract of Dr. Josef Ackermann to be extended
     Frankfurt, April 27, 2009 — At its meeting today, the Supervisory Board of Deutsche Bank unanimously decided to request that Dr. Josef Ackermann should extend his contract by three years, until the Annual General Meeting of 2013.
     Dr. Ackermann has agreed to this request. The formal ratification of this decision will take place at the Supervisory Board’s meeting of 28 July 2009.
     Dr. Clemens Boersig, Chairman of the Supervisory Board, said: “Dr. Ackermann has given Deutsche Bank strong strategic positioning and steered the Bank safely through the crisis. Our performance in the first quarter 2009 is impressive evidence of this.”
     He added: “This decision reflects the Supervisory Board’s esteem for and appreciation of Dr. Ackermann. It also secures leadership continuity for the bank. I am delighted that Dr. Ackermann is prepared to continue to lead the bank through the highly challenging years which lie ahead. I look forward to continuing to work with him.”
          This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
          By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2009 on pages 7 through 18 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: April 28, 2009	By:	/s/ Dr. Mathias Otto
		Name:	Dr. Mathias Otto
		Title:	Managing Director and Deputy General Counsel Germany, Central & Eastern Europe

	By:	/s/ Wolfram Schmitt
		Name:	Wolfram Schmitt
		Title:	Global Head of Investor Relations